

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 17, 2017

Ramon Perez Concepcion
President
Antilia Group, Corp.
Calle Duarte, No. 6
Sosua, Dominican Republic

>   **Re: Antilia Group, Corp.**
>   **Registration Statement on Form S-1**
>   **Filed February 23, 2017**
>   **File No. 333-216184**

Dear Mr. Concepcion:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. It appears that you are a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on

your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Use of Proceeds, page 14

3. Given the statements made elsewhere in your filing that you need minimum funding of $42,000 to conduct your proposed operations for one year, please describe in more detail how you would scale back your plan of operations if you raise less than $42,000. In doing so, please revise your use of proceeds table to show your investors how you would allocate the funds raised from this offering if you only sell 25% of the shares being offered, and clarify the extent to which you anticipate your founder would loan you additional funds in this scenario.

Dilution, page 14

4. Please refer to the table at the top of page 15. Please show us how you calculated the percentage dilution if 100% of the offered shares are sold.

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 19

5. Please revise the analysis of your historical results of operations to briefly describe the types of general and administrative expenses that you incurred in the period ended January 31, 2017.

General Description of Business, page 21

6. As you plan to sell motor vehicles in the Dominican Republic as well as the United States please provide some discussion of the motor vehicle market in the Dominican Republic including the economic, regulatory and business climate and any related risk factors.

Government Regulation, page 23

7. Please elaborate upon the effect of existing or probable governmental regulations on your business. For example, discuss the state laws that require you to be licensed and regulated as an automobile dealer. In addition, there are Federal laws that govern the manner that used cars are sold including consumer protection laws and privacy laws. Also, please address the applicable import regulations, in light of your intention to import used vehicles into the United States. Finally, you appear to be contemplating providing credit to buyers. If you plan to extend credit, in the United States there are extensive regulations concerning consumer credit that you may need to discuss. Please discuss

similar Dominican Republic regulations and laws as applicable. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Plan of Distribution, page 27

8. We note that you will retain all funds from the sale of the common stock and it appears that you will not place funds in an escrow, trust or similar account. Please revise to describe the effect of this on investors. Refer to Item 1 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K.

Exhibits, page 42

9. Please file your subscription agreement as an exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products